Exhibit 99.1

Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended
December 31, 2016, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Petro Travel Plaza Holdings LLC
We have audited the accompanying consolidated balance sheets of Petro Travel Plaza Holdings LLC as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, cash flows and changes in members’ capital for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petro Travel Plaza Holdings LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ RSM US LLP

Cleveland, Ohio
February 28, 2017

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2016	2015
Assets
Current assets:
Cash	$9,015	$9,908
Inventory	2,179	1,967
Due from affiliate	1,375	—
Other current assets	36	138
Total current assets	12,605	12,013

Property and equipment, net	55,883	52,296
Other noncurrent assets, net	164	175

Total assets	$68,652	$64,484

Liabilities and Members' Capital
Current liabilities:
Current portion of long term debt	$—	$805
Due to affiliate	—	47
Accrued expenses and other current liabilities	1,909	1,839
Total current liabilities	1,909	2,691

Long term debt, excluding current portion	15,275	14,914
Other noncurrent liabilities	181	169

Total liabilities	17,365	17,774

Members' capital	51,287	46,710

Total liabilities and members' capital	$68,652	$64,484

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,
	2016	2015	2014
Revenues:
Fuel	$83,149	$86,692	$98,039
Nonfuel	31,798	29,084	24,545
Total revenues	114,947	115,776	122,584

Costs and expenses:
Cost of goods sold (excluding depreciation):
Fuel	68,465	73,281	86,130
Nonfuel	12,815	12,002	10,435
Total cost of goods sold	81,280	85,283	96,565

Operating expenses	18,743	17,757	15,640
Depreciation and amortization	2,140	1,653	1,678

Total costs and expenses	102,163	104,693	113,883

Operating income	12,784	11,083	8,701

Interest expense, net	707	454	472

Net income and comprehensive income	$12,077	$10,629	$8,229

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands)

	Year Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income	$12,077	$10,629	$8,229
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,140	1,653	1,678
Debt financing costs	138	—	—
Increase (decrease) from changes in:
Inventory	(212)	144	249
Other current assets	102	42	(29)
Due to/from affiliate	(1,422)	(387)	1,577
Accrued expenses and other current liabilities	70	(35)	246
Other, net	30	(83)	27
Net cash provided by operating activities	12,923	11,963	11,977

Cash flows from investing activities:
Purchases of property and equipment	(5,715)	(5,930)	(5,739)
Proceeds from the sale of property and equipment	—	—	8
Net cash used in investing activities	(5,715)	(5,930)	(5,731)

Cash flows from financing activities:
Repayments of long term debt	(543)	(794)	(755)
Payment of debt issuance costs	(58)	—	—
Distributions to members	(7,500)	(12,000)	—
Net cash used in financing activities	(8,101)	(12,794)	(755)

Net (decrease) increase in cash	(893)	(6,761)	5,491
Cash, beginning of period	9,908	16,669	11,178
Cash, end of period	$9,015	$9,908	$16,669

Supplemental cash flow information:
Interest paid during the period	$573	$455	$476

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
(in thousands)

Members' Capital
Balance, December 31, 2013	$39,852
Net income	8,229
Balance, December 31, 2014	48,081
Net income	10,629
Distributions to members	(12,000)
Balance, December 31, 2015	46,710
Net income	12,077
Distributions to members	(7,500)
Balance, December 31, 2016	$51,287

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016, 2015 AND 2014
(in thousands)

(1)	Summary of Significant Accounting Policies

General Information and Basis of Presentation
Petro Travel Plaza Holdings LLC (the "Company"), a Delaware limited liability company, was formed on October 8, 2008, by Tejon Development Corporation, a California corporation ("Tejon"), and TA Operating LLC, a Delaware limited liability company ("TA"). The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC ("PTP"), and East Travel Plaza LLC ("ETP"), each of which is a California limited liability company. The Company’s Limited Liability Company Operating Agreement, as amended, ("the Operating Agreement") limits each members’ liability to the fullest extent permitted by law. Pursuant to the terms of the Operating Agreement, TA manages the Company's operations and is responsible for the administrative, accounting and tax functions of the Company.
The Company has two travel centers, three convenience stores with retail gasoline stations and one standalone restaurant in Southern California, which we refer to collectively as the locations. One travel center and two convenience stores, owned by PTP, operate under the Petro brand and Minit Mart brand, respectively, and one travel center and convenience store owned by ETP, operate under the TravelCenters of America brand and Minit Mart brand, respectively. The one standalone restaurant, owned by ETP, operates under the Black Bear Diner brand. The travel centers offer a broad range of products, services and amenities, including diesel fuel, gasoline, full service and branded quick service restaurants, or QSRs, truck maintenance and repair facilities, travel stores and truck driver services such as showers, weigh scales, a truck wash and laundry facilities. The convenience stores offer gasoline as well as a variety of nonfuel products, including coffee, groceries, fresh foods and quick service restaurants, or QSRs.
The members and their interests in the Company are as follows:

Members
Tejon	60.0%
TA	40.0%
In any fiscal year, the Company’s profits or losses and distributions, if any, shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PTP and ETP, after eliminating intercompany transactions, profits and balances. The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The Company has evaluated subsequent events through February 28, 2017, which date represents the date the financial statements were available to be issued.
Significant Accounting Policies
Inventory
Inventory is stated at the lower of cost or market value. The Company determines cost principally on the weighted average cost method.
Property and Equipment
Property and equipment are recorded at historical cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred and amounted to $848, $789 and $732 for the years ended December 31, 2016, 2015 and 2014, respectively. Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts. Gains or losses on disposal of property and equipment are credited or charged to depreciation and amortization in the accompanying consolidated statements of income and comprehensive income.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016, 2015 AND 2014
(in thousands)

Impairment of Long Lived Assets
The Company reviews definite lived assets for indicators of impairment during each reporting period. The Company recognizes impairment charges when (a) the carrying value of a long lived or indefinite lived asset group to be held and used in the business is not recoverable and exceeds its fair value and (b) when the carrying value of a long lived asset to be disposed of exceeds the estimated fair value of the asset less the estimated cost to sell the asset. The Company’s estimates of fair value are based on its estimates of likely market participant assumptions including projected operating results and the discount rate used to measure the present value of projected future cash flows. The Company recognizes such impairment charges in the period during which the circumstances surrounding an asset to be held and used have changed such that the carrying value is no longer recoverable, or during which a commitment to a plan to dispose of the asset is made. The Company performs an impairment analysis for substantially all property and equipment at the individual location level because that is the lowest level of asset groupings for which the cash flows are largely independent of the cash flows of other assets and liabilities.
Environmental Liabilities and Expenditures
The Company records the expense of remediation charges and penalties when the obligation to remediate is probable and the amount of associated costs is reasonably determinable. The Company includes remediation expenses within operating expenses in the accompanying consolidated statements of comprehensive income. Generally, the timing of remediation expense recognized coincides with the completion of a feasibility study or the commitment to a formal plan of action. Accrued liabilities related to environmental matters are recorded on an undiscounted basis because of the uncertainty associated with the timing of the related future payments.
Asset Retirement Obligations
Asset retirement costs are capitalized as part of the cost of the related long lived asset and such costs are allocated to expense using a systematic and rational method. To date, these costs relate to the Company’s obligation to remove underground storage tanks used to store fuel and motor oil. The Company records a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time an underground storage tank is installed. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tank. The Company bases the estimated liability on its historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements. Revisions to the liability could occur due to changes in estimated removal costs, or asset useful lives or if new regulations regarding the removal of such tanks are enacted. An asset retirement obligation of $181 and $169 has been recorded as a noncurrent liability as of December 31, 2016 and 2015, respectively.
Revenue Recognition
The Company recognizes revenue from the sale of fuel and nonfuel products and services at the time delivery has occurred and services have been performed. The estimated cost to the Company of the redemption by customers of loyalty program points is recorded as a discount against gross sales in determining net sales presented in the consolidated statements of comprehensive income.
Motor Fuel Taxes
The Company collects the cost of certain motor fuel taxes from consumers and remits those amounts to the supplier or the appropriate governmental agency. Such taxes were $13,726, $12,804 and $11,621, for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in net revenues and cost of sales in the accompanying consolidated comprehensive income statements.
Advertising and Promotion
Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses, which are included in operating expenses in the accompanying consolidated comprehensive income statements, were $516, $463 and $360 for the years ended December 31, 2016, 2015 and 2014, respectively.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016, 2015 AND 2014
(in thousands)

Income Taxes
The Company is not subject to federal or state income taxes. Results of operations are allocated to the members in accordance with the provisions of the Operating Agreement and reported by each member on its federal and state income tax returns. The taxable income or loss allocated to the members in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.
Reclassifications
Certain prior year amounts have been reclassified to be consistent with the current year presentation, including the reclassification in the Company's consolidated balance sheets of deferred financing costs of debt issuance costs of $30 from assets to current portion of long term debt and $59 from assets to long term debt in accordance with Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which establishes a standard for comprehensive revenue recognition. The new standard will apply for annual periods beginning after December 15, 2017, including interim periods therein. Early adoption is prohibited. To address implementing ASU 2014-09 and evaluate its impact on the Company's consolidated financial statements, the Company has developed a project plan in which it utilized a bottom up approach to evaluate its revenue streams and related internal controls. Since many of the Company's revenue streams are point of sale, the Company does not believe the implementation of this standard will have a material impact on its consolidated financial statements. The Company expects to complete its assessment, including selecting a transition method for adoption, by the end of the third quarter of 2017.
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases, which established a comprehensive lease standard under GAAP for virtually all industries. The new standard will apply for annual periods beginning after December 15, 2018, including interim periods therein. Early adoption is permitted. The implementation of this standard is not expected to cause any material changes to the Company's financial statements.
In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows, which simplifies elements of cash flow classification and reduces diversity in practice across all industries. The new standard will apply for annual periods beginning after December 15, 2017, including interim periods therein, and requires retrospective application. Early adoption is permitted. The implementation of this standard is not expected to cause any material changes to the Company's consolidated statements of cash flows.

(2)	Inventory
Inventory at December 31, 2016 and 2015, consisted of the following:

	2016	2015
Nonfuel products	$1,759	$1,660
Fuel products	420	307
Total inventory	$2,179	$1,967

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016, 2015 AND 2014
(in thousands)

(3)	Property and Equipment
Property and equipment, net, as of December 31, 2016 and 2015, consisted of the following:

	Estimated Useful Lives (years)	2016	2015
Land and improvements		$19,068	$19,068
Buildings and improvements	10-40	45,625	38,997
Machinery, equipment and furniture	3-10	12,352	10,377
Construction in progress		1,893	4,769
		78,938	73,211
Less: accumulated depreciation and amortization		23,055	20,915
Property and equipment, net		$55,883	$52,296
Depreciation expense for the years ended December 31, 2016, 2015 and 2014 was $2,128, $1,645 and $1,671, respectively.

(4)	Accrued expenses and other current liabilities
Accrued expenses and other current liabilities as of December 31, 2016 and 2015, consisted of the following:

	2016	2015
Taxes payable, other than income taxes	$726	$450
Self insurance accrual	692	646
Environmental accrual	167	286
Other	324	457
Total accrued expenses and other current liabilities	$1,909	$1,839

(5)	Long Term Debt
Long term debt consisted of the following at December 31, 2016 and 2015:

	2016	2015
Note payable to a bank	$15,331	$15,808
Less: debt issuance costs	56	89
Less: current portion	—	805
Total long term debt	$15,275	$14,914
In July 2016, the Company amended its credit agreement to, among other things, extend the maturity date, with the first minimum principal payment of $447 due in 2021, and decrease the interest rate on the debt to LIBOR plus 1.95%, payable monthly. The credit agreement includes certain financial covenants, with which the Company was in compliance at December 31, 2016. At December 31, 2016, the interest rate was 2.72%. The Company’s weighted average interest rates for the years ended December 31, 2016, 2015 and 2014 were 2.78%, 2.70% and 2.66%, respectively. The debt is secured by the Company’s real property.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016, 2015 AND 2014
(in thousands)

Debt Issuance Costs
In amending the Company's debt agreement, we incurred $58 of debt issuance costs that have been capitalized and are being amortized to interest expense over the term of the amended debt agreement using the effective interest method. The unamortized debt issuance costs that existed prior to amending the debt agreement have been written off to interest expense for the year ended December 31, 2016. Debt issuance costs presented on the consolidated balance sheets as a reduction of long term debt for the years ended December 31, 2016 and 2015, were $56 and $89, net of accumulated amortization of debt issuance costs were $2 and $125, respectively.

(6)	Related Party Transactions
Pursuant to the terms of the Operating Agreement, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliate in the accompanying consolidated balance sheets. Amounts due from affiliate as of December 31, 2016 were $1,375 and amounts due to affiliate as of December 31, 2015, were $47. Pursuant to the terms of the Operating Agreement, TA manages the locations and is responsible for the administrative, accounting, and tax functions of the Company. TA receives a management fee for providing these services, which may not be commensurate with the cost of these services were the Company to perform these internally or obtain them from an unrelated third party. The Company paid management fees to TA in the amount of $1,055, $838 and $800 for the years ended December 31, 2016, 2015 and 2014, respectively, which fees are included in operating expenses in the accompanying consolidated statements of comprehensive income. In December 2014, the Company amended the Operating Agreement to (a) provide for the construction of a convenience store, (b) specify a fee for the oversight of the construction of that convenience store, and (c) provide for a management fee for the convenience store upon commencement of operations. In August 2016, the Company amended the Operating Agreement to include, among other things, construction of a QSR by TA on the property of a travel center. The Company has agreed to pay TA a construction management fee equal to 2% of hard costs of the construction of the QSR. TA opened the QSR on February 13, 2017. In November 2016, the Company further amended the Operating Agreement to, among other things, (a) increase the annual management fee to $1,300 effective January 1, 2017, with annual increases equal to the lesser of (i) the increase in the Customer Price Index or (ii) 2.5% and (b) include any additional new builds or significant renovation projects in the construction management fee. In addition to management services and staffing provided by TA, the Operating Agreement grants the Company the right to use all of TA’s names, trade names, trademarks and logos to the extent required in the operation of the Company’s travel centers and convenience stores.
The employees operating the Company’s travel centers, convenience stores and standalone restaurant are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that aggregated $9,663, $9,153 and $7,800 for the years ended December 31, 2016, 2015 and 2014, respectively. These reimbursements were recorded in operating expenses in the accompanying consolidated statements of comprehensive income.

(7)	Contingencies
The Company is involved from time to time in various legal and administrative proceedings, including tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.
The Company’s operations and properties are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks ("USTs") to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company’s USTs are currently in compliance in all material respects with applicable environmental legislation, regulations and requirements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016, 2015 AND 2014
(in thousands)

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. From time to time the Company has received, and in the future likely will receive, notices of alleged violations of environmental laws or otherwise has become or will become aware of the need to undertake corrective actions to comply with environmental laws at its properties. Investigatory and remedial actions were, and regularly are, undertaken with respect to releases of hazardous substances. The Company had an accrual for environmental matters of $167 and $286, at December 31, 2016 and 2015, respectively, which was presented in the Company's consolidated balance sheets in accrued expenses and other current liabilities. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In light of the Company’s business and the quantity of petroleum products that it handles, there can be no assurance that currently unidentified hazardous substance contamination does not exist or that liability will not be imposed in the future in materially different amounts than those the Company has recorded. See Note 1 for a discussion of its accounting policies relating to environmental matters.
In February 2014, TA reached an agreement with the California State Water Resources Control Board, or the State Water Board, to settle certain claims the State Water Board had filed against TA in California Superior Court, or the Superior Court, in 2010 relating to alleged violations of underground storage tank laws and regulations. The settlement, which was approved by the Superior Court on February 20, 2014, also included injunctive relief provisions requiring that TA comply with certain California environmental laws and regulations applicable to underground storage tank systems. In October 2015, the State Water Board issued a notice of alleged suspended penalty conduct claiming that TA is liable for the full amount of the suspended penalties as a result of alleged violations of underground storage tank regulations and requesting further information concerning the alleged violations. In November 2015, TA filed its response to the State Water Board's notice and has since met with the State Water Board to attempt to resolve these matters without a court hearing. TA believes it has meritorious defenses to these alleged violations, but cannot predict whether any penalties relating to these matters will be assessed by the Superior Court, which has retained jurisdiction over such matters. The State Water Board also has retained the right to file a separate action relating to these violations, but to date has not done so. As of December 31, 2016, the Company had recognized a liability of $167 related to this environmental matter with respect to a location included in the claim that is owned by the Company, but operated by TA. The Company believes, though can provide no assurance, that any additional amount of loss that may be realized above that accrued, if any, upon the ultimate resolution of this matter will not be material to the Company.